Exhibit 99.1

RADCOM Reports Fourth Quarter and Full Year 2016 Financial Results

Q4 Revenues up 196% Year-Over-Year to $8.0 million
Full Year 2016 Revenues up 58% Year-Over-Year to $29.5 million
Cash and Cash Equivalents of $42.9 million and No Debt as of December 31, 2016

TEL-AVIV, Israel – February 14, 2017-- RADCOM Ltd. (NASDAQ: RDCM) today reported its financial results for the fourth quarter and fiscal year ended December 31, 2016.

“The fourth quarter marked a strong end to a great year for the Company, highlighted by our ability to reach the high-end of our guidance range,” commented Mr. Yaron Ravkaie, RADCOM’s CEO.  “In 2016, we made great progress with our top-tier customer deployments, continued our engagement with other leading global carriers, and focused on preparing the company for future growth by boosting our senior management team and ramping up our engineering capabilities.  We believe we have laid a solid foundation during 2016 to continue our momentum, as evidenced by our initial 2017 revenue guidance range of $36-$39 million.”

Fourth Quarter 2016 Financial Highlights
•	Revenues: Total revenues for the fourth quarter were $8.0 million, up 196% compared to $2.7 million in the fourth quarter of 2015.

•
Net Loss: GAAP net loss for the period was approximately $0.7 million, or $0.06 loss per diluted share, compared to a loss of $2.1 million, or $0.25 loss per diluted share for the fourth quarter of 2015.

•
Non-GAAP Net Income/(Loss):  Non-GAAP net income for the period was approximately $0.4 million, or $0.04 per diluted share, compared to a loss of $(1.6) million, or $(0.19) per diluted share for the fourth quarter of 2015.

Both GAAP and non-GAAP results for the fourth quarter of 2016 included a $552,000, or $0.05 per diluted share, benefit related to grants from the Israel Innovation Authority (formerly Office of the Chief Scientist) compared to $576,000, or $0.07 per diluted share, in the fourth quarter of 2015.

•	Balance sheet: As of December 31, 2016, the Company had cash and cash equivalents of $42.9 million and no debt.

Full Year 2016 Financial Highlights
•	Revenues: Total revenues for the full year 2016 were $29.5 million, up 58% compared to $18.7 million in the full year 2015.

•
Net Income/(Loss): GAAP net income for the full year 2016 was approximately $1.9 million, or $0.18 per diluted share, compared to a loss of $(923,000), or $(0.11) per diluted share for the full year 2015.

•
Non-GAAP Net Income:  Non-GAAP net income for the period was approximately $4.8 million or $0.44 per diluted share, for the full year 2016, compared to $656,000, or $0.07 per diluted share for the full year 2015.

Both GAAP and non-GAAP results for the full year 2016 included a $1.7 million, or $0.16 per diluted share, benefit related to grants from the Israel Innovation Authority compared to $1.6 million, or $0.18 per diluted share, in 2015.

Earnings Conference Call
 RADCOM's management will hold an interactive conference call today at 8:00 AM Eastern Time (15:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from February 15th on RADCOM's website.

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About RADCOM
RADCOM (NASDAQ: RDCM) is a first-mover and leading provider of NFV-ready service assurance and customer experience management solutions for Communications Service Providers (CSPs). RADCOM’s software - MaveriQ - continuously monitors network performance and quality of services, to optimize user experience for CSPs’ subscribers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS and others. MaveriQ enables CSPs to smoothly migrate their networks to NFV by assuring physical, NFV-based and hybrid networks. For more information, please visit www.radcom.com.

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, inventory write-off and  non-cash write-off of importation taxes, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

 Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its momentum and revenue guidance for 2017 it is using foward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.
Consolidated Statements of Operations
(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Sales	$8,037	$2,715	$29,510	$18,673
Cost of sales	2,796	1,137	8,982	4,326
Gross profit	5,241	1,578	20,528	14,347
Research and development, gross	2,594	1,620	8,047	6,071
Less - royalty-bearing participation	552	576	1,693	1,582
Research and development, net	2,042	1,044	6,354	4,489
Sales and marketing, net	2,917	2,054	8,528	7,834
General and administrative	1,060	652	4,523	2,393
Total operating expenses	6,019	3,750	19,405	14,716
Operating income (loss)	(778)	(2,172)	1,123	(369)
Financial income (expense), net	41	48	816	(433)
Income (loss) before taxes	(737)	(2,124)	1,939	(802)
Taxes on income	-	-	(24)	(121)
Net income (loss)	$(737)	$(2,124)	$1,915	$(923)

Basic net income (loss) per ordinary share	$(0.06)	$(0.25)	$0.18	$(0.11)

Diluted net income (loss) per ordinary share	$(0.06)	$(0.25)	$0.18	$(0.11)

Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	11,548,059	8,665,019	10,406,897	8,572,681

Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	11,548,059	8,665,019	10,779,547	8,572,681

RADCOM LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
GAAP gross profit	5,241	1,578	20,528	14,347
Stock-based compensation	37	4	118	33
Importation tax write-off	388	-	388	-
Inventory write-off	-	170	-	170
Non-GAAP gross profit	5,666	1,752	21,034	14,550

GAAP Research and development, net	2,042	1,044	6,354	4,489
Stock-based compensation	231	96	625	529
Non-GAAP Research and development, net	1,811	948	5,729	3,960

GAAP sales and marketing, net	2,917	2,054	8,528	7,834
Stock-based compensation	75	54	199	380
Non-GAAP sales and marketing, net	2,842	2,000	8,329	7,454

GAAP general and administrative	1,060	652	4,523	2,393
Stock-based compensation	428	194	1,529	467
Non-GAAP general and administrative	632	458	2,994	1,926

GAAP total operating expenses	6,019	3,750	19,405	14,716
Stock-based compensation	734	344	2,353	1,376
Non-GAAP total operating expenses	5,285	3,406	17,052	13,340

GAAP operating income (loss)	(778)	(2,172)	1,123	(369)
Stock-based compensation	771	348	2,471	1,409
Importation tax write-off	388	-	388
Inventory write-off	-	170	-	170
Non-GAAP operating income (loss)	381	(1,654)	3,982	1,210

GAAP income (loss) before taxes on income	(737)	(2,124)	1,939	(802)
Stock-based compensation	771	348	2,471	1,409
Importation tax write-off	388	-	388
Inventory write-off	-	170	-	170
Non-GAAP income (loss) before taxes on income	422	(1,606)	4,798	777

GAAP net income (loss)	(737)	(2,124)	1,915	(923)
Stock-based compensation	771	348	2,471	1,409
Importation tax write-off	388	-	388
Inventory write-off	-	170	-	170
Non-GAAP net income	422	(1,606)	4,774	656

GAAP Net income per diluted share	(0.06)	(0.25)	0.18	(0.11)
Stock-based compensation	0.07	0.04	0.22	0.16
Importation tax write-off	0.03	-	0.04	-
Inventory write-off	-	0.02	-	0.02
Non-GAAP Net income per diluted share	0.04	(0.19)	0.44	0.07

Weighted average number of shares used to compute diluted net income (loss) per share	11,920,521	8,665,019	10,779,547	9,117,767

RADCOM Ltd.
Consolidated Balance Sheets
(thousands of U.S. dollars)

	As of	As of
	December 31, 2016	December 31, 2015
Current Assets
Cash and cash equivalents	42,886	8,727
Restricted bank deposits	32	32
Trade receivables, net	4,388	3,684
Inventories	623	1,532
Other receivables	1,960	2,087

Total Current Assets	49,889	16,062

Severance pay fund	2,788	3,181

Other long-term receivables	375	508

Property and equipment, net	1,516	384

Total Assets	54,568	20,135

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,820	1,465
Deferred revenue and advances from customers	2,593	931
Employee and payroll accruals	3,541	2,533
Other payables and accrued expenses	2,081	1,490

Total Current Liabilities	11,035	6,419
Long-Term Liabilities
Deferred revenue	123	197
Accrued severance pay	3,267	3,656

Total Long-Term Liabilities	3,390	3,853

Total Liabilities	14,425	10,272

Shareholders' Equity
Share capital	523	372
Additional paid-in capital	98,283	70,270
Accumulated other comprehensive loss	(2,559)	(2,760)
Accumulated deficit	(56,104)	(58,019)

Total Shareholders' Equity	40,143	9,863

Total Liabilities and Shareholders' Equity	54,568	20,135